Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce

ANNUAL

INFORMATION

FORM

November 30, 2011

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	3

INFORMATION INCORPORATED BY REFERENCE	4

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4

DESCRIPTION OF THE BUSINESS	5
The CIBC Organization	5
Competitive Conditions	5
Social and Environmental Policies	6
Risk Factors	6

GENERAL DEVELOPMENT OF THE BUSINESS	6
Three Year History	6

DIVIDENDS	8

CAPITAL STRUCTURE	8
Credit Ratings	8

MARKET FOR SECURITIES	8
Prior sales	9
Trading Prices and Volume	9

DIRECTORS AND OFFICERS	10
Directors and Board Committees	10
Executive Officers	10
Shareholdings of Directors and Executive Officers	11
Corporate Cease Trade Orders or Bankruptcies	11
Penalties or Sanctions	12
Personal Bankruptcies	12
Conflicts of Interest	12

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	12

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	13

TRANSFER AGENT AND REGISTRAR	13

EXPERTS	13

AUDIT COMMITTEE	13

PRE-APPROVAL POLICIES AND PROCEDURES	14

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITORS	14

ADDITIONAL INFORMATION	15

Appendix A Rating Definitions	16
Appendix B Audit Committee Mandate	18
Appendix C Policy on the Scope of Services of the Shareholders’ Auditors	27

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications except as required by law.

INFORMATION INCORPORATED BY REFERENCE

Certain disclosure in this Annual Information Form (AIF) is derived and incorporated by reference from CIBC’s 2011 Annual Report for the year ended October 31, 2011 (2011 AR). The table below identifies pages from the 2011 AR which are incorporated by reference into this AIF.

AIF Item	2011 AR – Page Reference

CORPORATE STRUCTURE
Intercorporate Relationships	187

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	26-100

Environmental Risk	87

Risk Factors	63-87

DIVIDENDS	163-166

CAPITAL STRUCTURE	162-167

DIRECTORS AND BOARD COMMITTEES	6-7

LEGAL PROCEEDINGS	183

TRANSFER AGENT AND REGISTRAR	235

AUDIT COMMITTEE
Fees for Services provided by Shareholders’ Auditors	108

Unless otherwise specified, this AIF presents information as at October 31, 2011.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among CIBC and its principal subsidiaries is provided on page 187 of the 2011 AR.

DESCRIPTION OF THE BUSINESS

The CIBC Organization

CIBC is a leading Canadian-based, global financial institution. CIBC serves its clients through three major Strategic Business Units (SBUs): Retail and Business Banking, Wealth Management and Wholesale Banking.

During the year, we announced a new organizational structure. Beginning in the third quarter of 2011, wealth management and international banking operations (including CIBC FirstCaribbean) were removed from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively, with prior period information restated accordingly. Following these changes, CIBC Retail Markets comprising the remaining businesses was renamed Retail and Business Banking. Under the new organizational structure, CIBC now has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking.

Retail and Business Banking provides clients across Canada with financial products, advice and services through nearly 1,100 branches as well as ABMs, mobile sales forces, telephone banking, online and mobile banking.

Wealth Management comprises asset management, retail brokerage and private wealth management businesses, providing a suite of investment and relationship based advisory services to institutional, retail and high net worth clients.

Wholesale Banking provides credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail investment clients in Canada and in key markets around the world. Wholesale Banking also conducts treasury execution activities.

CIBC’s three major operating groups are supported by six functional groups: Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management. Information about CIBC’s business lines and functional groups is provided in CIBC’s Management Discussion and Analysis for the year ended October 31, 2011 included on pages 26-100 of the 2011 Annual Report.

A more complete description of services provided by Retail and Business Banking, Wealth Management and Wholesale Banking can be found in the 2011 Annual Report on pages 41-47.

Competitive Conditions

CIBC was the fifth largest Canadian chartered bank in terms of market capitalization as of October 31, 2011.

During fiscal 2011, CIBC and its main competitors operated in an environment of decelerating economic growth, while benefiting from reasonably healthy credit quality. Economic activity leveled off in the spring as consumers grew more cautious about additional debt-financed spending, and production difficulties adversely impacted the energy and auto sectors, but the economy regained forward momentum in the third calendar quarter as those two industries’ impediments eased. A continuation of very low mortgage rates has supported high levels of home building and rising house prices.

Capital spending, particularly in the energy sector, provided a lift to growth that helped offset a softer environment for consumer spending. Despite a tightening in mortgage insurance rules, mortgage demand remained reasonably brisk, but consumer credit slowed markedly after running well above income gains in the prior few years, a trend that pushed debt loads, but not the cost of servicing that debt, to a new high as a share of income. A lower unemployment rate further improved household credit quality as the lagged impacts of the earlier recession faded.

The Wholesale Banking business benefited from the improvement in credit quality and a generally healthy overall tone to financial markets in the first few quarters of the 2011 fiscal year. Government deficit financing kept wholesale debt markets active, as did growth in business capital spending, while equity issuance was also brisk until global growth uncertainties challenged markets in the third calendar quarter.

Finally, while Canadian banks remain relatively well capitalized compared to global peers, significant reforms to the current capital framework have been proposed to strengthen global capital standards and promote a more resilient banking sector.

Social and Environmental Policies

Additional information about our environmental policies and environmental risks can be found under “Management of Risk – Environmental Risk” on page 87 of our 2011 AR.

Risk Factors

A discussion of risk factors related to CIBC and its business, and the steps taken to manage those risks appears throughout the 2011 MD&A and in particular under the heading “Management of Risks” on pages 63 to 87 of the 2011 AR.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

CIBC’s first principle is to be a lower risk bank. As a lower risk bank, CIBC targets value creation for stakeholders by delivering on its strategic imperative of consistent and sustainable earnings over the long term.

For many years, CIBC has reported a scorecard of financial objectives to measure and report on our progress to external stakeholders. These measures are categorized into four key areas of shareholder value:

1.	Earnings growth
•	Average annual EPS growth of 5-10%
•	Loan loss ratio of 50-65 bps through the cycle
•	Efficiency ratio at the median of industry peers
2.	Return on equity
•	ROE of at least 20% through the cycle
3.	Total shareholder return
•	40-50% dividend payout ratio to common shareholders
•	Total shareholder return that exceeds the industry average
4.	Balance sheet strength
•	Minimum Tier 1 and total capital ratios of 8.5% and 11.5% respectively
•	Allocate 75% of economic capital to retail businesses

CIBC made progress against each of these objectives in 2011.

1.	Earnings Growth

In 2011, CIBC reported fully diluted cash EPS1 of $7.39, compared with $5.95 in 2010, and $2.73 in 2009. Results in each of these years were impacted by losses in the structured credit run-off business and other significant items. Diluted EPS for 2011 was $7.31 compared to $5.87 in 2010 and $2.65 in 2009.

In 2011 CIBC’s loan loss ratio (defined as specific provision for credit losses as a percentage of loans and bankers’ acceptances, measured on a managed basis1) improved to 48 basis points compared to 56 basis points in 2010 and 70 basis points in 2009. The improvement from 2009 to 2011 was supported primarily by lower write-offs in the cards and personal lending businesses.

CIBC’s cash efficiency ratio (TEB) (defined as non-interest expenses as a percentage of revenue, measured on a cash and taxable-equivalent basis1) was 58.8% in 2011 compared to 57.6% in 2010 and 66.4% in 2009. The higher ratio in 2011, compared to 2010 is primarily the result of expenses growing at a faster rate than revenue. The improvement in 2010 compared to 2009 was primarily supported by revenue growth. Based on the most recent publicly reported results of the industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2011. CIBC’s efficiency ratio was 60.0% in 2011 compared to 58.1% in 2010 and 67.1% in 2009.

2.	Return on Equity

Return on equity in 2011 is 21.3% compared to 19.4% in 2010 and 9.4% in 2009. The improvement in 2011 and 2010 is driven by earnings growth that more than offset higher average shareholders’ equity.

3.	Total Shareholder Return

CIBC’s 2011 dividend payout ratio was 47.9% compared to 59.1% in 2010 and 131.3% in 2009. The payout ratio was lower as a result of higher earnings that more than offset the $0.03 quarterly dividend increase to $0.90 per share announced starting in the fourth quarter of 2011.

CIBC’s rolling 5 year total shareholder return in 2011 was 9.3% compared to 24.3% for the S&P/TSX Composite Banks Index. In 2010 CIBC’s rolling 5 year shareholder return was 36.6% compared to 50.2% for the S&P/TSX Composite Banks Index. In 2009, CIBC’s rolling 5 year total shareholder return was 4.5% compared to 47.4% for the index.

4.	Balance Sheet Strength

CIBC’s Tier 1 and Total capital ratios were 14.7% and 18.4% at the end of 2011. These ratios were up from 13.9% and 17.8% respectively at the end of 2010. Capital ratios in 2011 benefitted from an increase in both Tier 1 and Total regulatory capital that more than offset higher risk weighted assets. Tier 1 and Total capital ratios were 12.1% and 16.1% respectively in 2009. The increase in capital ratios in 2010 compared to 2009 was due to lower risk weighted assets and higher Tier 1 and Total regulatory capital. At the end of 2011, the retail allocation (which for this purpose includes Retail and Business Banking, Wealth Management and International Banking), was 77% of economic capital1 up from 74% in 2010 and 69% in 2009.

1 Non GAAP Measure – refer to pages 39-40 of CIBC’s 2011 Annual Report.

DIVIDENDS

CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC has a medium term objective for a dividend payout ratio of 40-50% of earnings attributable to common shareholders and seeks to create a pattern of stable growth in dividends per common share, as appropriate.

The cash dividends declared and paid per share for each class of CIBC shares and restrictions on the payment of dividends can be found on pages 163 to 166 of the 2011 AR.

CAPITAL STRUCTURE

A description of CIBC’s capital structure is provided on pages 162 to 167 of the 2011 AR.

Credit Ratings

Credit ratings are important to CIBC’s borrowing costs and ability to raise funds in the wholesale debt markets. CIBC’s credit ratings are discussed on page 84 of the 2011 MD&A under the heading “Management of Risk – Liquidity Risk”. Credit ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn by the respective rating agencies at any time.

Definitions of rating categories as at October 31, 2011 have been obtained from the respective rating agencies’ websites and are outlined in Appendix A. More detailed explanations of the various rating categories may be obtained directly from the rating agencies.

MARKET FOR SECURITIES2

CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares on the Toronto Stock Exchange.

The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange:

•	US Dollar Floating Rate Debenture Notes Due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC’s knowledge the issue did not trade on the exchange during the year ended October 31, 2011,

•

US Dollar Floating Rate Subordinated Capital Debentures Due 2085 with interest at 6-month US$ LIBOR plus 0.125%. To CIBC’s knowledge the issue did not trade on the exchange during the year ended October 31, 2011.

2 From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are classified as deposits.

Prior Sales

CIBC sold one issue of subordinated debt securities during the year ended October 31, 2011. The issue is not listed or quoted on an exchange:

$1.5 billion 3.15% Debentures due November 2, 2020 (Subordinated Indebtedness) were issued on November 2, 2010, at a price of 99.789%.

Trading Prices and Volume

	Nov 10	Dec 10	Jan 11	Feb 11	Mar 11	Apr 11	May 11	Jun 11	Jul 11	Aug 11	Sep 11	Oct 11
Common Shares
High	$80.03	$81.37	$78.59	$83.65	$85.56	$85.53	$84.81	$80.25	$77.10	$76.75	$76.98	$76.42
Low	$74.75	$76.45	$75.12	$76.14	$80.61	$80.25	$79.56	$75.40	$72.38	$67.32	$69.26	$68.90
Vol (‘000)	25267	29302	27586	27506	30518	19119	22056	31795	24070	42415	35322	25539
Pref. Series 18
High	$25.69	$25.18	$25.58	$25.48	$25.60	$25.55	$25.60	$25.63	$25.82	$25.81	$25.97	$25.89
Low	$24.91	$24.48	$24.65	$25.16	$25.15	$24.93	$25.34	$25.16	$25.15	$25.14	$25.30	$25.30
Vol (‘000)	452	157	171	150	143	198	116	180	119	113	106	143
Pref. Series 26
High	$25.69	$25.60	$25.68	$25.83	$25.79	$25.58	$25.59	$25.59	$25.41	$25.49	$25.75	$25.29
Low	$25.26	$25.08	$25.05	$25.34	$25.27	$25.00	$25.35	$25.05	$25.06	$25.00	$25.14	$24.80
Vol (‘000)	304	206	409	276	381	271	526	329	210	218	146	1552
Pref. Series 27
High	$25.49	$25.34	$25.42	$25.60	$25.60	$25.54	$25.63	$25.47	$25.36	$25.35	$25.42	$25.18
Low	$25.02	$24.85	$24.79	$25.07	$25.17	$24.79	$25.25	$25.00	$25.05	$25.00	$25.01	$24.81
Vol (‘000)	622	104	187	250	257	302	546	398	156	187	208	370
Pref. Series 29
High	$25.39	$25.09	$25.00	$25.45	$25.77	$25.56	$25.59	$25.35	$25.40	$25.31	$25.29	$25.01
Low	$24.67	$24.00	$24.26	$24.96	$25.10	$24.90	$25.19	$24.94	$24.96	$24.66	$24.88	$24.64
Vol (‘000)	343	230	191	456	376	236	563	256	385	235	416	455
Pref. Series 31
High	$23.25	$22.79	$23.73	$24.39	$24.45	$24.55	$25.35	$25.30	$25.20	$25.40	$25.57	$25.49
Low	$22.47	$21.68	$22.10	$23.51	$23.70	$23.56	$24.50	$24.49	$24.64	$24.85	$25.05	$24.90
Vol (‘000)	498	529	922	718	586	429	644	623	303	806	285	283
Pref. Series 32
High	$22.77	$22.20	$23.37	$24.35	$24.12	$24.15	$25.00	$25.09	$24.95	$25.24	$25.47	$25.40
Low	$21.77	$21.11	$21.39	$23.20	$23.37	$23.20	$24.02	$24.35	$24.40	$24.37	$24.98	$24.89
Vol (‘000)	303	437	584	439	316	521	391	734	439	547	392	277
Pref. Series 33
High	$27.69	$27.35	$27.00	$27.00	$27.00	$27.00	$27.35	$27.15	$27.13	$27.08	$27.08	$26.68
Low	$26.78	$26.07	$26.30	$26.30	$26.30	$26.26	$26.65	$26.35	$26.44	$26.10	$26.15	$25.95
Vol (‘000)	170	269	161	133	185	147	148	272	294	137	85	128
Pref. Series 35
High	$28.63	$28.13	$27.69	$27.76	$27.96	$27.90	$27.95	$27.94	$27.69	$27.74	$27.75	$27.35
Low	$27.85	$27.56	$27.30	$27.38	$27.40	$27.38	$27.50	$27.10	$27.20	$27.00	$27.02	$26.96
Vol (‘000)	327	570	169	459	312	321	221	428	319	251	165	196
Pref. Series 37
High	$28.60	$28.30	$27.89	$28.00	$28.31	$27.95	$28.07	$28.00	$27.80	$27.89	$28.00	$27.50
Low	$28.00	$27.59	$27.20	$27.47	$27.36	$27.40	$27.65	$27.44	$27.40	$27.25	$27.14	$26.94
Vol (‘000)	137	184	193	206	183	101	253	243	108	144	133	64

DIRECTORS AND OFFICERS

Directors and Board Committees

Information concerning the directors and board committees of CIBC is found on pages 6 to 7 of the 2011 AR.

All of the directors have held their business affiliations indicated on page 7 of the 2011 AR for the past five years with the exception of the following:

(i)	Dominic D’Alessandro was previously President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009;
(ii)	Luc Desjardins was previously President & Chief Executive Officer of Transcontinental Inc. from 2004 to 2008 and Equity Partner, The Sterling Group, LP from 2008 to November 2011;
(iii)	John P. Manley was previously Counsel, McCarthy Tétrault LLP from 2004 to October 2009;
(iv)	Jane L. Peverett was previously President & Chief Executive Officer of British Columbia Transmission Corporation from 2005 to January 2009;
(v)	Leslie Rahl was previously President and Founder of Capital Market Risk Advisors, Inc. from 1994 to 2009;
(vi)	Katharine B. Stevenson was previously Treasurer, Nortel Networks Corporation from 1999 to 2007; and
(vii)	Ronald W. Tysoe was previously Senior Advisor of Perella Weinberg Partners LP from 2006 to October 2007.

Directors are elected annually. Under the Bank Act and CIBC’s By-laws, a director’s term expires at the close of the next annual meeting of common shareholders, which is scheduled on April 26, 2012.

Executive Officers

The following are CIBC’s executive officers, their titles and their municipalities of residence, as at November 30, 2011:

Name	Title	Municipality of Residence

McCaughey, G.T. (Gerry)	President and Chief Executive Officer, CIBC	Toronto

Capatides, M.G. (Mike)	Senior Executive Vice-President, Chief Administrative Officer and General Counsel	Morristown, NJ

Dodig, V.G. (Victor)	Senior Executive Vice-President, CIBC and Group Head, Wealth Management	Toronto

Glass, K.A. (Kevin)	Senior Executive Vice-President, CIBC and Chief Financial Officer	Toronto

Nesbitt, R.W. (Richard)	Senior Executive Vice-President, CIBC and Group Head, Wholesale, International and Technology and Operations	Toronto

Prentice, P.E.J. (Jim)	Senior Executive Vice-President and Vice-Chair, CIBC	Calgary

Venn, R.E. (Richard)	Senior Executive Vice-President, CIBC and Advisor to the Chief Executive Officer’s Office	Toronto

Williamson, J.D. (David)	Senior Executive Vice-President, CIBC and Group Head, Retail and Business Banking	Toronto

Woods, T.D. (Tom)	Senior Executive Vice-President and Chief Risk Officer	Toronto

All of the executive officers have held their present business affiliations for more than five years except for Kevin Glass who was Chief Financial Officer at Revera Inc. from 2006 to

2008; Richard Nesbitt who was Chief Executive Officer from 2004 to 2008 at the Toronto Stock Exchange Group; Jim Prentice who was Member of Parliament in the Canadian House of Commons from 2004 to 2010, and was appointed to the following ministries during this period: Minister of the Environment (2008), Minister of Industry (2007), Minister of Indian Affairs and Northern Development (2006) and David Williamson who joined CIBC in January 2008.

Shareholdings of Directors and Executive Officers

To the knowledge of CIBC, as at October 31, 2011, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and FirstCaribbean International Bank Limited.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, to the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director, chief executive officer or chief financial officer of an issuer that, while that person was acting in that capacity, (a) was subject to a cease trade order or similar order, or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days or (b) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days. Except as set out below, to the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(i)

Mr. Gordon D. Giffin, a director of CIBC, was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada;

(ii)

Mr. John P. Manley, a director of CIBC, was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005;

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission

(QSC) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC lifted their cease trade orders shortly thereafter;

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009;

(iii)

Ms. Leslie Rahl, a director of CIBC, was a director of the Federal National Mortgage Association (Fannie Mae) on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Ms. Rahl resigned as a director of Fannie Mae; and

(iv)

Mr. Charles Sirois, a director of CIBC, was Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Penalties or Sanctions

To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of legal proceedings to which CIBC is a party is provided under the heading “Contingent liabilities” on page 183 of the 2011 AR.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or will materially affect CIBC.

TRANSFER AGENT AND REGISTRAR

The addresses for CIBC’s transfer agent and registrar are provided on page 235 of the 2011 AR.

EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent auditors’ reports of registered public accounting firm to shareholders—Report on financial statements and Report on internal controls under standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the United States Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and applicable independence requirements of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. Each Audit Committee member has been designated by the Board as an “audit committee financial expert” as defined by the rules of the United States Securities and Exchange Commission.

Education and Experience

This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.

Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president, chief executive officer or chief financial officer of a large public company and in the case of Mr. John Manley, the Minister of Finance for the Government of Canada. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.

John P. Manley P.C., O.C.

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE). Prior to joining the CCCE, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government from November 1993 to December 2004, including Deputy Prime Minister and Finance Minister. Mr. Manley is a director and member of the audit committee of CAE Inc. and Canadian Pacific Railway Limited. He is also a member of the board of directors of The Conference Board of Canada, the Institute for Research on Public Policy, and the Advisory Board of Canada 2020. Mr. Manley is also Chair of the International Advisory Board of the University of Toronto Munk School of Global Affairs. Mr. Manley holds a

Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa, as well as honorary doctorates from three universities.

Jane L. Peverett, FCMA, ICD.D

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009. From 2003 to 2005 Ms. Peverett was Chief Financial Officer of BCTC. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc., from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001 she was appointed President and Chief Executive Officer of Union Gas Limited. Ms. Peverett is a director and Chair of British Columbia Ferry Authority, a director and chair of the audit committee of EnCana Corporation, a director and member of the audit committee of Northwest Natural Gas Company and a director of Associated Electric & Gas Insurance Services Limited. Ms. Peverett was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004, she received a PEAK award honouring women’s excellence in the field of finance in 2005, and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a fellow of the Society of Management Accountants.

Robert J. Steacy

Mr. Steacy is a retired Chief Financial Officer of Torstar Corporation, a major Canadian media company, with over 20 years of senior financial officer experience. Mr. Steacy was Executive Vice President and Chief Financial Officer of Torstar Corporation from 2002 to 2005, Vice President Finance from 1989 to 2002, and Director, Finance from 1983 to 1988. He has served on the boards of Torstar subsidiaries, investments and also on a number of not-for-profit boards including University of Toronto Press where he was chair of the human resources committee and a member of the audit committee. Mr. Steacy is a director and chair of the audit committees of Domtar Corporation, Cineplex Inc. and Postmedia Network Canada Corp. and is a director of OCP Holdings Corporation, a private company. Mr. Steacy holds a Bachelor of Commerce (Honours) degree from Queen’s University and is a Chartered Accountant.

Ronald W. Tysoe (Chair of the Audit Committee)

Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP from October 2006 to October 2007. Mr. Tysoe was Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006 and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director and member of the audit committees of Pzena Investment Management, Inc. and Taubman Centers, Inc., and he is a director and chair of the audit committees of Scripps Networks Interactive Inc. and Cintas Corporation. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy for the engagement of the shareholders’ auditors. The text of the policy is included in Appendix C.

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITORS

The information on professional service fees by Shareholders’ Auditors is provided on page 108 of the 2011 AR.

ADDITIONAL INFORMATION

Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that included in its proceedings the election of directors. Additional financial information is provided in CIBC’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A

Rating Definitions

Dominion Bond Rating Service (DBRS)

Short-Term Debt	Rating: R-1 (high)

Short-term debt ratings indicate the risk that a borrower will not be able to meet its short- term debt obligations in a timely manner. Short-term debt rated R-1 (high) is of the highest credit quality, indicative of an entity with an exceptionally high capacity to be able to repay short term financial liabilities as they become due. R-1 is the highest of six short-term debt rating categories. The R-1 and R-2 categories may be further denoted as “high”, “middle” and “low” subcategories.

Senior Debt	Rating: AA
Subordinated Debt	Rating: AA (low)

Long-term debt ratings provide an assessment of the risk that the issuer will not be able to meet its obligations under the terms of the issue. Long-term debt rated AA is ranked in the second highest of 10 categories. It is considered to be of superior credit quality, with capacity for payment considered to be high. Entities rated AA are unlikely to be significantly susceptible to future events.

Preferred Shares	Rating: Pfd-1(low)

Preferred share ratings provide an assessment of the risk that the issuer will not be able to meet its dividend and principal obligations in a timely manner. A Pfd-1 rating is the highest of 6 categories for preferred shares. Preferred shares rated Pfd-1 are of superior credit quality, supported by entities with strong earnings and balance sheet attributes.

(For long-term debt and preferred shares, DBRS rating categories may be denoted by the subcategories “high” or “low”. The absence of a “high” or “low” designation indicates the rating is in the middle of the category.)

Moody’s

Short-Term Debt	Rating: P-1

Short-term debt ratings are assessments of a borrower’s ability to repay short-term obligations. There are four categories of ratings with P-1 being rated the highest. Borrowers rated P-1 have a superior ability to repay short-term debt obligations.

Senior Debt	Rating: Aa2
Subordinated Debt	Rating: Aa3

Long-term debt ratings reflect an assessment of whether or not an issuer’s financial obligations with an original maturity of 1 year or more will be met. The Aa rating category includes debt judged to be of high quality and very low credit risk and is the second highest of 9 categories.

Preferred Shares	Rating: Baa1

A Baa rating is the fourth highest of nine categories used by Moody’s. Preferred shares carrying this rating are considered to be subject to moderate credit risk and to be medium grade obligations that may have certain speculative attributes.

(The modifiers 1, 2 and 3 are used with certain ratings categories to indicate that the obligation ranks in the higher, mid-range or lower end of the rating category respectively.)

Standard & Poor’s (S&P)

Short-Term Debt	Rating: A-1

A short-term borrowing rated A-1 is rated in the highest of nine categories used by S&P. The borrower’s capacity to meet its financial obligations with respect to the debt is strong.

Senior Debt	Rating: A+
Subordinated Debt	Rating: A

The A rating is the third highest of ten categories used to assess the ability of the borrower to meet its financial obligations on long-term debt as they become due. Although the borrower’s ability to meet its financial commitment is strong, obligations rated A are somewhat more vulnerable to the negative effects of changes in circumstances and economic conditions than obligations in higher rated categories. A “+” or “-” grade may be used to denote the relative standing of a rating within a major rating category, and the absence of a “+” or “-” indicates the rating is in the middle of the category.

Preferred Shares	(Canadian Preferred Share Scale) Rating: P-1(Low)/P-2(High)

P-1 and P-2 are the highest and second highest of the eight categories used by S&P in its Canadian Preferred Share Scale, which is used to rank the creditworthiness of an issuer with respect to preferred share obligations issued in Canada. “High” and “Low” may be used to indicate the relative standing of a credit within a particular rating category, and the absence of such a designation indicates a rating in the middle of the category.

Fitch

Short-Term Debt	Rating: F1+

This rating indicates the highest credit quality and the strongest capacity for timely payment of short-term financial commitments. The F1 rating is in the highest of seven categories used for short-term debt.

Senior Debt	Rating: AA-

AA is the second highest rating category of eleven ratings categories used for long-term debt and indicates an assessment of very high credit quality and very low credit risk. This rating indicates a very strong capacity for timely payment that is not significantly vulnerable to foreseeable events.

Subordinated Debt	Rating: A+
Preferred Shares	Rating: A

The A rating is in the third highest category for long-term obligations and indicates an assessment of high credit quality and low credit risk. The capacity for payment of obligations is considered strong, but may however be more susceptible to changes in circumstances or in economic conditions than that of higher rating categories.

(The designation “+” or “-” may be used to denote relative position within major rating categories. The absence of such a designation indicates a rating in the middle of a category.)

Appendix B

Canadian Imperial Bank of Commerce

Audit Committee Mandate

1.	PURPOSE

(1)

The primary functions of the Audit Committee are to: fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitor the system of internal control; monitor CIBC’s compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of CIBC’s internal auditors; and act as the Audit Committee for certain federally regulated subsidiaries.

2.	MEMBERSHIP AND ORGANIZATION

(1)

Composition — The Audit Committee shall consist of not less than three or more than six independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings, as the Audit Committee considers necessary or desirable.

(2)

Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of: (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

(3)

Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee; preside over all Audit Committee meetings; coordinate the Audit Committee’s compliance with this mandate; work with management to develop the Audit Committee’s annual workplan and meeting agendas; and provide reports on the work of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board and the additional requirements listed in Exhibit A to this mandate.

(5)

Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in CIBC’s financial statements.

(6)

Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

3.	MEETINGS

(1)

Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chief Auditor, the Chair of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

(2)

Notices of Meetings — Notices of Audit Committee meetings may be provided by prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

(3)

Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

(4)

Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chair of the Board, serve as members of the Audit Committee for that meeting.

(5)

Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)

Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditors, the Executive Vice-President and Deputy General Counsel, Legal, Governance and Control, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

(8)	Access to Other Committees — The Chair or any member of the Audit Committee may request the input of another Board committee on any accountability or responsibility set out in this mandate.

4.	ACCOUNTABILITIES AND RESPONSIBILITIES

The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.

(1)	Financial Reporting

(a)

General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements.

(b)

Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the external auditors’ report thereon and the related management’s discussion and analysis (MD&A) of CIBC’s financial condition and results of operations and management’s report that they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles (GAAP), or any other generally accepted accounting principles in which the financial statements of CIBC are prepared from time to time, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)

Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the external auditors’ review report thereon and the related MD&A and management’s report that they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the external auditors;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review critical accounting policies and other significant estimates and judgments underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives, significant transactions or off-balance sheet structures on the financial statements as presented by management;

(vii)	review any material changes in accounting policies and practices and their impact on the financial statements as presented by management or the external auditors;

(viii)	review management’s and the external auditors’ reports on the effectiveness of internal control over financial reporting;

(ix)	review results of CIBC’s whistleblowing program; and

(x)

review any other matters, related to the financial statements, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.

(e)

Approval of Other Disclosures — The Audit Committee shall review and, if advisable, approve or recommend for Board approval: (i) the annual information form of CIBC; (ii) the Form 40F of CIBC; (iii) financial disclosure in a press release disclosing financial results, a prospectus or other securities offering document of CIBC; and (iv) any other material financial disclosure.

(2)	External Auditors

(a)

General — The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditors regarding financial reporting.

(b)

Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend: (i) for shareholder approval, the appointment of the external auditors; and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)

Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality–control procedures; and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d)

Audit Plan — At least annually, the Audit Committee shall review and approve the external auditors’ annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e)

Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which they belong and within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board.

(f)

Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the external auditors. The Audit Committee shall obtain a report from the external auditors annually confirming that they are in compliance with all audit firm and regulatory requirements relating to partner rotation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(g)

Pre-Approval of Audit and Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any audit and non-audit service to CIBC or its subsidiaries in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(h)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.

(3)	Internal Audit Function

(a)

Organizational Framework — At least annually, the Audit Committee shall review and approve the Internal Audit organizational framework and charter (developed in accordance with professional standards promulgated by the Institute of Internal Auditors), having regard to its role as an independent control function.

(b)

Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment or removal of the Chief Auditor. At least annually, the Audit Committee shall review and approve the mandate and goals of the Chief Auditor and review an assessment of the effectiveness of the Chief Auditor.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Internal Audit function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the independence and effectiveness of the Internal Audit function;

(iii)	review any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(iv)	review the compliance of Internal Audit with professional standards promulgated by the Institute of Internal Auditors.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the Internal Audit function in accordance with professional standards promulgated by the Institute of Internal Auditors and the Audit Committee shall review the results of that assessment.

(d)

Audit Plan — The Audit Committee shall review and approve the annual audit plan presented by the Chief Auditor. The Chief Auditor, on a quarterly basis, will review the status of the audit plan and any changes needed, including a review of:

(i)	the results of audit activities, including any significant issues reported to management and management’s response and/or corrective actions;

(ii)	the status of identified control weaknesses;

(iii)	the adequacy and degree of compliance by CIBC with its systems of internal control.

(e)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Auditor.

(4)	Finance Function

(a)	Organizational Framework – At least annually, the Audit Committee shall review and approve the Finance organizational framework, having regard to its role as an independent control function.

(b)

Chief Financial Officer — The Audit Committee shall review and, if advisable, approve the appointment or removal of the Chief Financial Officer. At least annually, the Audit Committee shall review and approve the mandate and goals of the Chief Financial Officer and review an assessment of the effectiveness of the Chief Financial Officer.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Finance function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the effectiveness of the Finance function.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the Finance function and the Audit Committee shall review the results of that assessment.

(d)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Financial Officer.

(5)	Compliance Function

(a)	Organizational Framework – At least annually, the Audit Committee shall review and approve the Compliance organizational framework, having regard to its role as an independent control function.

(b)

Chief Compliance Officer — The Audit Committee shall review and, if advisable, approve the appointment or removal of the Chief Compliance Officer. At least annually, the Audit Committee shall review and approve the mandate and goals of the Chief Compliance Officer and review an assessment of the effectiveness of the Chief Compliance Officer.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Compliance function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the effectiveness of the Compliance function.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the effectiveness of the Compliance function and the Audit Committee shall review the results of that assessment.

(d)

Compliance Plans — The Audit Committee shall review and approve the annual compliance plan presented by the Chief Compliance Officer. The Chief Compliance Officer, on a quarterly basis, will review the status of the compliance plan and any changes needed.

(e)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Compliance Officer.

(6)	Internal Controls

(a)	General — The Audit Committee shall monitor the system of internal control.

(b)

Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate policies and systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management, the external auditors, the Chief Auditor, the Executive Vice-President and Deputy General Counsel, Legal, Governance and Control, and the Chief Compliance Officer:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), operational controls, and legal and regulatory controls (including with respect to money laundering and terrorist financing) and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)

CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)

CIBC’s business continuity management and insurance programs, including, reviewing and recommending for Board approval a resolution establishing certain limits of insurance, to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act (Canada); and

(vi)

any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses including those relating to internal controls over financial reporting and disclosure controls.

(7)

Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:

(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)

require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)

review the effectiveness of the subsidiary’s internal control over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal control over financial reporting on management’s conclusions with respect to their effectiveness;

(e)

review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.

(8)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(9)

Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from the Chief Compliance Officer, the Executive Vice-President and Deputy General Counsel, Legal, Governance and Control, CIBC’s General Counsel, the Chief Anti-Money Laundering Officer, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies and programs, including those related to money laundering and terrorist financing; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.

(10)

Whistleblowing Procedures — The Audit Committee shall ensure that procedures are established for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters. The Committee shall review management reports on the procedures.

(11)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(12)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

(13)

Assessment of Regulatory Compliance — The Audit Committee shall review management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report any material findings to the Board and recommend changes it considers appropriate.

(14)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	REPORTING TO THE BOARD
(1)

The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.

6.	COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW
(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.

(2)

At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.

7.	CURRENCY OF THE AUDIT COMMITTEE MANDATE
(1)	This mandate was last revised and approved by the Board on August 31, 2011.

Exhibit “A”

U.S. Securities and Exchange Commission Standards Implementing the Sarbanes Oxley Act of 2002 (the “SOX Standards”)

•

A member of the Audit Committee (“Member”) must be “independent” under the SOX Standards. In order to be considered independent, a Member may not, other than in his or her capacity as a Member of the Audit Committee, the Board of Directors, or any other Board committee:

(a)

accept directly or indirectly any consulting, advisory or other compensatory fees from CIBC or any subsidiary thereof, excluding fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CIBC (provided such compensation is not contingent in any way on continued service); or

(b)	be an “affiliated” person of CIBC or a subsidiary of CIBC.

The following words used above have the following meanings:

•

A Member is “affiliated” with CIBC or a subsidiary if he or she directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, CIBC or a subsidiary.

•	A person is not deemed to be in control of a specified person if the person:

(a)	is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities; and

(b)	is not an “executive officer” of the specified person.

•	A Member is also affiliated if he or she is:

(a)	an executive officer of an affiliate of CIBC;

(b)	an employee of an affiliate of CIBC;

(c)	a general partner of an affiliate of CIBC; or

(d)	a managing member of an affiliate of CIBC.

•

“Executive officer” means the President (or Chief Executive Officer), any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of an entity if they perform such policy-making functions for the entity.

•

“Indirect” acceptance of any consulting, advisory or other compensatory fee, includes acceptance by a spouse, minor child or minor stepchild, child or stepchild sharing a home with the Member, or by an entity in which such Member is a partner, member, an officer such as a managing director occupying a comparable position or an executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to CIBC or any subsidiary of CIBC.

Appendix C

CIBC Policy on the Scope of Services of the Shareholders’ Auditors

1. Summary

This policy is designed to provide a consistent approach for the engagement of the shareholders’ auditors; it also establishes the roles and responsibilities of those involved in external audit engagements and must be followed by all employees responsible for the engagement of shareholders’ auditors.

2. Intent

The purpose of this policy is to set parameters for the engagement of the shareholders’ auditors by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act and SEC Rules. Failure to comply with this policy may result in the disqualification of CIBC’s appointed shareholders’ auditors to conduct the financial statement and internal control audits for CIBC.

Contravention of any provision of this Policy by an employee may result in disciplinary action up to and including termination of employment for cause, without notice or pay in lieu of notice. Such conduct may also affect individual performance assessments and compensation.

Contravention of any provision of this Policy by a contractor may result in action by CIBC up to and including termination of his/her governing contract, without notice.

3. Audience / Scope

This policy applies to all employees of CIBC and its subsidiaries, as well as contractors providing services to CIBC, involved in the approval or reporting on the engagements of the shareholders’ auditors.

This Policy covers all work that might be performed by the shareholders’ auditors through engagements with CIBC or its subsidiaries.

The term shareholders’ auditors refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC and its subsidiaries. The current shareholders’ auditors are Ernst & Young LLP, including any Ernst & Young International, Ltd. or Ernst & Young Global Limited member or affiliated firm of Ernst & Young.

4. Policy Requirements

4.1	Scope of work and authorization standards:

4.1.1

All work performed by the shareholders’ auditors for CIBC or its subsidiaries (includes all majority owned entities) will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in the Appendix. The EVP Finance Shared Services will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits. (See Appendix for Examples of Services)
4.1.2

In the event that a non-audit service is provided by the shareholders’ auditors that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

4.1.3	The shareholders’ auditors will only perform audit, audit-related and tax work. Examples of “audit”, “audit-related” and “tax work” are included in the Appendix.
4.1.4

The shareholders’ auditors will be prohibited from performing corporate recovery work for a CIBC corporate credit customer when CIBC is in a position to direct the choice of the financial advisors or consultants.

4.1.5

The Audit Committee may approve exceptions to (3) and (4) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders’ auditors. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in the Appendix.

4.2	Ongoing relationship standards:

4.2.1	The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.
4.2.2

Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

4.2.3

CIBC will not employ, in a financial reporting oversight role, a member of the shareholders’ auditors engagement team within 12 months of the final closure of the audit in which that individual last participated.

5. Monitoring/Oversight Mechanism

5.1

On a quarterly basis, the EVP Finance Shared Services will prepare and present to the Audit Committee a summary report of all engagements of the shareholders’ auditors that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this policy and state the fees received by the shareholders’ auditors for each engagement.

5.2	Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders’ auditors.
5.3

On a quarterly basis, the shareholders’ auditors will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy and will confirm that the shareholders’ auditors continues to be “independent” under applicable laws, rules and guidelines. As well, quarterly the shareholders’ auditors will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.
5.4	The EVP Finance Shared Services will be a signatory on all contracts of engagement with the shareholders’ auditors.

6. Roles and Responsibilities

The EVP Finance Shared Services is accountable for the management of this Policy and providing interpretations on its application.

7. Maintenance and Review

This policy is effective from the date of approval by the Audit Committee of CIBC, November 30, 2011 and applies to all subsequent engagements. The next annual review will be in December 2012.

This policy is required to be reviewed at least annually and submitted to the Audit Committee of the Board of Directors for review and approval. Material changes are submitted to the CIBC Governance and Control Committee for approval prior to submission to the Audit Committee. Any significant updates are communicated on CIBC Today.

8. Links

•	Procedures for Implementing the Scope of Services Policy

Appendix to the Scope of Services of the Shareholders’ Auditors

Proxy Fee Disclosure Category	Service	Limit Per Engagement Letter or Contract	Aggregate Annual Pre- Approval Cost Limits
Audit
$’000	Core Audit Fees (A-1)	Note 1	Note 1
	Prospectus / Regulatory Filings (A-2)	75	900
	Additional Audit Fees (A-3)	100	1,500
	Other services requiring specific pre-approval	0	0

Audit Related
$’000	Employee benefit plan audits (AR-1)	150	400
	Due diligence services in connection with mergers, acquisitions, divestitures and restructuring (AR-2)	100	300
	Interpretation of accounting, tax and reporting standards (AR-3)	100	400
	Attest services not required by Statute or regulation (AR-4)	100	300
	Information technology review and advisory services (AR-5)	100	675
	Translation services (AR-6)	200	400
	Agreed upon procedures reports or statutory compliance (AR-7)	100	500
	Other services requiring specific pre-approval	0	0

Tax
$’000	Tax compliance services (T-1)	100	350
	Assistance with tax audits and appeals to regulatory agencies (T-2)	100	300
	Tax advice or assistance regarding statutory, regulatory or administrative developments (T-3)	100	300
	Review of financial statement implications (T-4)	100	300
	General tax planning and advice relating to mergers and acquisitions and financing structures (T-5)	100	300
	Other tax consultations (T-6)	200	500
	Other services requiring specific pre-approval	0	0

Other
$’000	Consulting and other advisory services (O-1)	25	100
	Other services requiring specific pre-approval	0	0

Proxy Fee Disclosure Category	Service	Limit Per Engagement Letter or Contract	Aggregate Annual Pre- Approval Cost Limits
Prohibited
$’000	• Bookkeeping or other services related to the accounting records or Financial Statements of CIBC
• Financial information systems design and implementation
• Appraisal or valuation services, fairness opinions, or contributions-in-kind reports
• Actuarial services
• Internal audit outsourcing services
• Management functions or human resources
	• Broker or dealer, investment advisor, or investment banking services	Prohibited
• Legal services

•    Corporate recovery services paid directly by CIBC or for a corporate credit customer of CIBC where CIBC is able to direct the choice of financial advisors or consultants by virtue of its credit position with the client

• Expert services unrelated to the audit
• Any other services that the Public Accounting Oversight Board in the US determines, by regulation, is impermissible

Note 1	Core audit fees are approved by the Audit Committee of the CIBC Board of Directors at the annual CIBC Board Meeting